Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502
June 29, 2006

Re:	KeySpan Corporation Preliminary Proxy Statement on Schedule 14A Filed June 15, 2006; File No. 1-14161

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: H. Christopher Owings
         Peggy Kim
Dear Mr. Owings and Ms. Kim:
     On behalf of KeySpan Corp. (the “Company”), set forth below is the response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter received by telecopy on June 27, 2006 (the “Comment Letter”), concerning the preliminary proxy statement filed by the Company on June 15, 2006 pursuant to Schedule 14A to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For your convenience, we have set forth the text of the comments from the Comment Letter, followed in each case by the response.
     We are enclosing five copies of this response letter and the revised preliminary proxy statement, which is being filed by the Company with the Commission today (the “Proxy Statement”). Page references included in responses to the Staff’s comments are to pages in the Proxy Statement. In addition, marked copies of the Proxy Statement showing changes between the Proxy Statement and the original filing are being provided to the Staff to expedite its review.
Summary, page 4
1.	We note your response to comment 7 of our letter dated May 26, 2006. Please revise to clarify the last sentence and describe the third party approvals that may impact the consummation of the merger. Please also specifically address whether the consent or approval from the Long Island Power Authority may impact the consummation of the merger.

In response to the Staff’s comment, the Company has revised the disclosure on Pages 7, 8 and 41 of the Proxy Statement.
Legal Proceedings, page 17
2.	We note your response to comment 10 of our letter dated May 26, 2006. Please revise to clarify your relationship with Roy Kay.

In response to the Staff’s comment, the Company has revised the disclosure on Page 17 of the Proxy Statement.

Securities and Exchange Commission
Division of Corporation Finance
June 29, 2006

The Merger, page 19
Background of the Merger, page 19
3.	We note your response to comment 11 of our letter dated May 26, 2006. Further, we note that on December 14, 2005, the board discussed the recent negotiations with LIPA. Please revise to describe the substance of these negotiations.

In response to the Staff’s comment, the Company has revised the disclosure on Page 21 of the Proxy Statement.
4.	We note that you were approached by other parties in January 2006. Please briefly describe the other parties and their proposals and how the proposals provided less certainty and economic value.

In response to the Staff’s comment, the Company has revised the disclosure on Pages 21 and 22 of the Proxy Statement.
Reasons for the Merger and Recommendations, page 25
5.	We note your response to comment 14 of our letter dated May 26, 2006; however we reissue our previous comment. For example, please describe what it was about your recent operating results, financial condition, earnings and prospects for development that supported your decision to approve the merger, and how the sale offered more value to shareholders.

In response to the Staff’s comment, the Company has revised the disclosure on Page 25 of the Proxy Statement.
The Merger Agreement, page 44
6.	We note your response to comment 21 of our letter dated May 26, 2006. Please provide us with a copy of Schedule 3.1(w) for our review. We may have further comment.

In response to the Staff’s comment, the Company has supplementally provided to the staff a copy of Schedule 3.1(w) for its review.
* * * * *
     The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with

Securities and Exchange Commission
Division of Corporation Finance
June 29, 2006

respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions concerning this letter to Mario Ponce or Andrew Calder of this office at (212) 455-2000.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	John J. Bishar Jr. KeySpan Corporation